

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
COUNTY DEPARTMENT, CHANCERY DIVISION

TODD KAFKA	:	
Plaintiff,	:	**Case No.: 2018-CH-15342**
vs.	:	
ANTHONY CAINE, LJM FUNDS MANAGEMENT, LTD., TWO ROADS SHARED TRUST, NORTHERN LIGHTS DISTRIBUTORS, LLC, NORTHSTAR FINANCIAL SERVICES GROUP, LLC ANDREW ROGERS, MARK GERTSEN, MARKGARBIN, NEIL KAUFMAN, ANITA KRUG, JAMES COLANTINO,	:	FILED CH-2408 DEC - 5 2019 DOROTHY BROWN CLERK OF THE CIRCUIT COURT OF COOK COUNTY, IL
Defendants.	:	

STIPULATION OF DISMISSAL

WHEREAS, on December 11, 2018, Plaintiff Todd Kafka commenced a lawsuit arising out of investment in the LJM Preservation and Growth Fund (the "LJM Mutual Fund"), alleging federal securities and common law claims against Anthony Caine and LJM Funds Management, Ltd. (hereinafter "the LJM Defendants") and claims against Two Roads Shared Trust ("Two Roads"), Andrew Rogers, Mark Gertsen , Mark Garbin, Neil Kaufman, Anita Krug and James Colantino (hereinafter, collectively, the "Two Roads Defendants"), Northern Lights Distributors, LLC ("Northern Lights"), and Northstar Financial Services Group, LLC ("Northstar"), including

purported shareholder derivative claims on behalf of Two Roads. The Action is now pending before this Honorable Court;

WHEREAS, each of the Defendants continue to deny the allegations made against them in this Action. In addition, they also assert that Plaintiff Todd Kafka does not have standing to pursue this action on a derivative basis based upon, inter alia, the following: (1) the subject LJM Mutual Fund was closed to new investments on February 7, 2018; (2) on March 29, 2018, the Fund was liquidated and it distributed pro rata its assets in cash to its shareholders; (3) all outstanding shares were redeemed and cancelled and the Fund was dissolved; and (4) Mr. Kafka had his shares liquidated by the LJM Mutual Fund on or about March 29, 2018;

WHEREAS, Kafka was not a shareholder in the LJM Mutual Fund on the date he filed this lawsuit and stipulates that he therefore lacks standing to assert any derivative claims on behalf of Two Roads or the LJM Mutual Fund;

WHEREAS, on February 9, 2018, Leonard Sokolow, individually and on behalf of all persons who purchased shares in the LJM Mutual Fund filed a class action alleging federal securities claims against the Two Roads Defendants, the LJM Defendants and Northern Lights. Other purchasers filed class actions, which were consolidated and are now pending in the

2

Northern District of Illinois, Case No.: 18-CV-01039. On August 28, 2018, District Judge

Robert M. Dow granted preliminary approval to a class settlement with the Two Roads

Defendants, Northern Lights and Northstar, in consideration for payment of $12.85 million for

the benefit of the settlement class. Notice has been disseminated to settlement class members;

WHEREAS, on September 20, 2018, Leonard Sokolow, individually and on behalf of

persons and entities who purchased shares in the LJM Mutual Fund, filed a class action alleging

federal securities claims against the LJM Defendants and the Two Roads Defendants, Case No.:

18-CH-11880 (Cir.Ct. Cook County, Chancery Division Ill., the "Class Action"). On

September 23, 2019, Judge Raymond Mitchell preliminarily approved a class settlement between

the LJM Defendants and the settlement class of purchasers and/or those persons who otherwise

acquired shares between February 28, 2015 and February 7, 2018 in consideration for payment

of $1.225 million and other relief. The notice process is ongoing;

WHEREAS, in consideration of the foregoing and the events which have occurred since

the filing of this Action and after an evaluation of defendants' asset positions, the Plaintiff has

determined to dismiss the pending Action, subject to approval by this Honorable Court.

Accordingly, it is hereby stipulated and agreed, by and between the undersigned counsel

of record for Plaintiff and Defendants pursuant to Illinois Rule 2-1009, 735 ILCP 5/2-1009, as

follows:

1. Plaintiff's Complaint and his claims for relief contained therein against the LJM

   Defendants, Two Roads Shared Trust, Northern Lights Distributors, LLC, Northstar

   Financial Services Group, LLC, Andrew Rogers, Mark Gertsen, Mark Garbin, Neil

   Kaufman, Anita Krug and James Colantino are hereby dismissed with prejudice;

2. All parties shall bear their own respective attorneys' fees and costs in this matter.



Joseph Marconi, Esq.
Carlos Vera, Esq.
JOHNSON & BELL, LTD.
33 West Monroe Street, Suite 2700
Chicago, Illinois 60603
(312) 372-0770
(312) 372-9818 – Fax
marconij@jbltd.com
verac@jbltd.com

 *Carlos Vera, on behalf of Ken Gilman*

Kenneth G. Gilman, Esq.
GILMAN LAW, LLP
8951 Bonita Beach Road, S.E. Suite 525
Bonita Springs, Florida 34135
(888) 252-0048
kgilman@gilmanlawllp.com

Attorneys for Plaintiff, Todd Kafka



Daniel J. Delaney, Esq.
DRINKER, BIDDLE & REATH, LLP
191 North Wacker Drive, Suite 3700
Chicago, Illinois 60606
(312) 569-1000
(312) 569-1375 – Fax
daniel.delaney@dbr.com
**Attorneys for Two Roads Shared Trust,
Andrew Rogers and James Colantino**

Peter G. Rush, Esq.
GREENBERG TRAURIG, LLP
77 West Wacker Drive, Suite 3100
Chicago, Illinois 60601
(312) 456-8400
(312) 456-8435 – Fax
rushp@gtlaw.com
**Attorneys for Anthony Caine and LJM
Funds Management, Ltd.**

Mark Holland, Esq.
GOODWIN PROCTER, LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018
(212) 813-8800
(212) 355-3333 – Fax
**Attorneys for Northstar Financial Services
Group, LLC**

Thomas K. Cauley, Jr., Esq.
SIDLEY AUSTIN, LLP
One South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000
(312) 853-7036 – Fax
tcauley@sidley.com
**Attorneys for Northern Lights
Distributors, LLC**

Evan Le

Evan H. Lechtman, Esq.
BLANK ROME, LLP
130 North 18th Street
One Logan Square
Philadelphia, PA 19103
(215) 569-5367
(215) 569-5367 – Fax
lechtman@blankrome.com

Attorneys for Mark Gertsen,
Mark Garbin, Neil Kaufman and
Anita King

So Ordered: _____
Honorable Franklin Ulyses Valderrama

DATED: October ___, 2019

121016396.2

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Order (Rev. 02/24/05) CCG N002

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS

Todd Kafka

v.

Anthony Caine, et. al.

No. 2018 CH 15342

ORDER

This cause coming to be heard on a stipulation of dismissal, executed by all parties' counsel, the court being advised on the matter, it is hereby ordered:

(1) Plaintiff's complaint and his claims for relief contained therein against the LJM Defendants, Two Roads Shared Trust, Northern Lights Distributors, LLC, Northstar Financial Services Group, LLC, Andrew Rogers, Mark Gertsen, Mark Garbin, Neil Kaufman, Anita Krug and James Colantino are hereby dismissed with prejudice;

(2) All parties shall bear their own respective attorney's fees and costs.

(3) The status date of 12/6/2019 is stricken.

Attorney No.: 06347

Name: Johnson & Bell, Ltd (C. Vera)

Atty. for: π

Address: 33 W. Monroe St Ste 2700

City/State/Zip: Chicago, IL 60603

Telephone: 312-984-0255

ENTERED:

ENTERED
JUDGE FRANKLIN ULYSES VALDERRAMA-1968
DEC 05 2019
DOROTHY BROWN
CLERK OF THE CIRCUIT COURT
OF COOK COUNTY, IL
DEPUTY CLERK

Dated: ____________________

____
Judge Judge's No.

DOROTHY BROWN, CLERK OF THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS